April 21, 2016

James E. O’Connor, Esquire

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price International Funds, Inc. (“Registrant”)
 on behalf of the following series:

  T. Rowe Price Global Consumer Fund (the “Fund”)

 File Nos.: 002-65539/811-02958

Dear Mr. O’Connor:

The following is in response to your comments provided on April 1, 2016 regarding the Registrant’s Post-Effective Amendment Number 157 (the “Amendment”) filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on February 16, 2016. Your comments and our responses are set forth below.

Prospectus

Comment:

The Form N-1A facing page indicates that the Fund will go effective on May 1, 2016 pursuant to Rule 485(a)(1). Please explain to us why this Fund, which is a new series, is eligible to file under 485(a)(1).

Response:

As discussed on April 5, 2016, the facing page to the Amendment mistakenly indicated that the Fund will go effective pursuant to Rule 485(a)(1) when it should have indicated that the Fund will go effective pursuant to Rule 485(a)(2) because the Amendment was filed with the purpose of adding a new series to the Registrant. We note that even though the facing page indicated that the Fund would go effective pursuant to Rule 485(a)(1), which would require the Amendment to automatically go effective on the sixtieth day after filing or a later date (no later than eighty days after the amendment is filed), an effective date of May 1, 2016 is consistent with the requirements of Rule 485(a)(2) because May 1, 2016 is the seventy-fifth day after the filing date. In the next filing, as discussed on April 5, 2016, we will update the facing page to indicate that the Fund will go effective pursuant to Rule 485(a)(2).

Comment:

Consumer staples and consumer discretionary are often thought of as very different kinds of investments. Consumer staples may be considered a defensive equity investment for times when consumer sentiment is negative, while consumer discretionary stocks normally depend on positive consumer sentiment to do well. Please provide disclosure in the Principal Investment Strategies about how the Fund allocates investments between these two different kinds of investments.

Response:

In the next filing, we will add the following disclosure to the Principal Investment Strategies:

The adviser has flexibility in allocating investments between the consumer discretionary and consumer staples sectors and seeks to identify the best risk-adjusted opportunities for the fund based on market conditions and consumer sentiment. Consumer staples and consumer discretionary stocks tend to perform well over different parts of the economic cycle. For example, when deciding upon allocations between the consumer staples and consumer discretionary sectors, the adviser may generally favor consumer staples companies if the adviser believes that consumer sentiment towards the economy is negative or declining, and may generally favor consumer discretionary companies if the adviser believes that consumer sentiment towards the economy is positive or rising.

In addition, we will revise the disclosure that appears after the summary section of the prospectus as follows (new language underlined):

Companies in the consumer discretionary sector are generally considered to sell nonessential goods and services, and their stocks tend to be more cyclical than consumer staples stocks. Since consumer discretionary companies produce products that consumers do not need to purchase, their sales and profits tend to grow when the economy is growing and lag when consumers are worried about the economy. Companies in the consumer discretionary sector may include, for example, manufacturers and retail stores related to consumer electronics, household appliances, home furnishings, leisure products, and personal apparel; casino and restaurant owners and operators; companies providing educational services; residential construction companies; and advertising, broadcasting and cable companies. The adviser may overweight the fund’s overall allocation to consumer discretionary companies if the adviser perceives that consumers generally have a more positive outlook on the economy and consumer spending is high.

Companies in the consumer staples sector are generally considered to sell essential goods and services that consumers are unable or unwilling to cut out of their budgets, and their stocks tend to be less cyclical than consumer discretionary stocks. Since consumer staples companies produce products that are typically in demand, they tend to generate consistent sales and profits regardless of how well the economy is performing. Companies in the consumer staples sector may include, for example, pharmacies; food distributors; retail food stores including grocery stores; brewers; distillers and vintners; producers of agricultural products; producers of packaged foods; manufacturers of non-durable household products; and producers of personal products. The adviser may overweight the fund’s overall allocation to consumer staples companies if the adviser perceives that consumers generally have a more negative outlook on the economy since consumer staples products and services tend to be in demand at a relatively constant level regardless of how well the economy performs.

Comment:

In the Principal Investment Strategies, please clarify whether the Fund has an investment style.

Response:

The Fund has the flexibility to employ growth and/or value approaches to stock selection and does not have a particular investment style, other than its focus on companies in the consumer sectors. In the next filing, we will clarify the Fund’s investment style by adding the following language to the second paragraph of the Principal Investment Strategies:

The adviser does not emphasize either growth or value characteristics when evaluating companies, but generally selects stocks with the most favorable combination of company fundamentals and valuation.

Comment:

We believe that industry risks should be segmented based on the differences between the consumer staples and consumer discretionary sectors. For example, consumers will still buy soap when the economy is bad but are unlikely to buy a television. Please revise “Industry risk” to clarify the risks that are specific to each sector.

Response:

In the next filing, we will revise the “Industry risk” disclosure under Principal Risks as follows (new language underlined:

Industry risk A fund that focuses its investments in specific industries or sectors is more susceptible to developments affecting those industries and sectors than a more broadly diversified fund. Because the fund invests significantly in companies connected to the consumer staples and consumer discretionary sectors, the fund may perform poorly during a downturn in one or more consumer-related industries and is more exposed to the economic, business or other developments that could adversely impact those industries. Companies involved with consumer products, services, or equipment can be significantly affected by general economic trends, as well as by changes in consumer sentiment, demographics and product trends, product cycles, government regulation and import controls, labor relations, intense global competition, and social trends and marketing campaigns. Companies in the consumer staples sector can be particularly affected by the cost of commodities and production, and companies in the consumer discretionary sector can be significantly affected by disposable household income and consumer spending habits, as well as technological obsolescence. Overall, the consumer staples sector should be less cyclical and less impacted by changes in economic conditions than the consumer discretionary sector.

In addition, we will add the following after the summary section of the prospectus:

Consumer companies can be significantly affected by business cycles and general economic trends; capital spending levels; demographic and product trends; marketing campaigns; competitive pricing; labor relations; fluctuating component and commodity prices; legislation, government regulation, and import controls; interest rates; and environmental factors relating to manufacturing, including liability arising from environmental damage. Earnings disappointments and intense worldwide competition for market share can result in sharp price declines.

When the economy is growing, the consumer discretionary sector may outperform the consumer staples sector, but the opposite may be true during periods of worsening economic conditions. The consumer discretionary sector tends to be more cyclical and is highly dependent on overall consumer confidence and spending habits. Consumer discretionary stocks can be particularly affected by several factors, including, changing consumer preferences, demographics, marketing, levels of disposable household income and spending, and the risk that discretionary products may become obsolete or fall out of favor with consumers. The consumer staples sector as a whole tends to be less susceptible to recessions and periods of slow growth, but is subject to the risk that products or services that were once in demand may no longer be considered essential by consumers. Consumer staples stocks can be particularly affected by, among other things, social trends (such as food or diet fads), the depletion of resources and prices of raw materials, intense competition, and government regulations that adversely impact production methods or profitability.

Comment:

Depending on how much the Fund anticipates investing in emerging markets, should there be separate emerging market disclosure?

Response:

Although the fund has the flexibility to invest in emerging markets and may invest in emerging markets to a limited extent, we do not feel that separate principal risk disclosure for emerging markets is necessary for this Fund. We note that we have included relevant disclosure on emerging markets as part of the more general “International investing risk” in the summary prospectus and a paragraph on the risks of investing in emerging markets later in the prospectus. If the Fund’s investments in emerging markets rise to a more significant level in the future, we will include more robust risk disclosure on emerging markets in the summary prospectus.

Comment:

In Section 2, under the heading, “How Your Purchase, Sale, or Exchange Price Is Determined,” we note that the Fund may take up to a day to process a request. When calculating a Fund’s net asset value (“NAV”), Rule 2a-4 under the 1940 Act requires Funds to reflect changes in holdings of portfolio securities and changes in the number of outstanding shares resulting from distributions, redemptions, and repurchases no later than the first business day following the trade date. But once processed, Rule 22c-1 under the 1940 Act requires the redemption or purchase be at the NAV next determined after the request was received by the Fund.

Response:

We will modify this section to state that the redemption or purchase be at the NAV next determined after the request was received in correct form (rather than accepted) by the Fund. We note that we received and accepted a similar comment from you during your review of nine new series and classes under the T. Rowe Price Quantitative Management Funds, Inc. registrant. Since this Amendment was filed on February 2, 2016, which was prior to receipt of your similar comment, the revised language did not appear in the Fund’s prospectus, but we confirm that the revised language will appear in the Fund’s next filing and all future T. Rowe Price mutual fund prospectuses.

Comment:

Please discuss the "shareholder information agreements" that funds are required to enter into with their financial intermediaries. See Rule 22c-2(a)(2) under the 1940 Act.

Response:

In the next filing, we will revise the language as follows (new language underlined):

Intermediaries may maintain their underlying accounts directly with the fund, although they often establish an omnibus account (one account with the fund that represents multiple underlying shareholder accounts) on behalf of their customers. When intermediaries establish omnibus accounts in the T. Rowe Price funds, T. Rowe Price is not able to monitor the trading activity of the underlying shareholders. However, T. Rowe Price monitors aggregate trading activity at the intermediary (omnibus account) level in an attempt to identify activity that indicates potential excessive or short-term trading. If it detects suspicious trading activity, T. Rowe Price may contact the intermediary and may request personal identifying information and transaction histories for some or all underlying shareholders (including plan participants, if applicable) pursuant to a written agreement that T. Rowe Price has entered into with each intermediary. If T. Rowe Price believes that excessive or short-term trading has occurred and there is no exception for such trades under the funds’ Excessive and Short-Term Trading Policy as described above, it will instruct the intermediary to impose restrictions to discourage such practices and take appropriate action with respect to the underlying shareholder, including restricting purchases for 30 calendar days or longer. Each intermediary has agreed to execute such instructions pursuant to a written agreement. There is no assurance that T. Rowe Price will be able to properly enforce its excessive trading policies for omnibus accounts. Because T. Rowe Price generally relies on intermediaries to provide information and impose restrictions for omnibus accounts, its ability to monitor and deter excessive trading will be dependent upon the intermediaries’ timely performance of their responsibilities.

Comment:

The Division of Investment Management has provided guidance about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. That letter provides that such disclosure should:

- be in plain English;

- identify specifically the derivatives in which the Fund intends to invest as part of its principal investment strategy;

- be tailored to the Fund’s specific use of derivatives, the extent of their use, and their related risks;

- provide investors with a specific risk profile of the Fund’s derivatives investments, rather than a list of risks of various derivative strategies.

- explain the purpose of the Fund’s derivatives trading;

- address the degree of economic exposure (not just the amount invested);

If the Fund anticipates making significant use of derivatives, please present appropriate disclosure in substantial conformity with this guidance. In addition, this disclosure should be reviewed periodically by the Fund’s board to assess its completeness and accuracy in light of the Fund’s actual use of derivatives.

Response:

Derivatives are not expected to be part of the Fund’s principal investment strategies. Because the Fund is expected to invest in derivatives only to a limited extent, we have only included derivatives-related disclosure in the prospectus after the summary section. If the use of a derivative instrument rises to the level of a principal investment strategy in the future, we will include the particular instrument, along with its primary purposes and principal risks, in the summary prospectus.

Comment:

Under the heading “Borrowing Money and Transferring Assets,” please clarify whether the limitation encompasses temporary borrowings.

Response:

In the next filing, we will revise the language to clarify that the limitation on borrowings applies at the time of purchase and continues to the extent required by the Investment Company Act of 1940.

Statement of Additional Information

Comment:

Under “Management of the Funds,” you state that each director brings a diverse perspective to the Boards. Having raised the issue of diversity, to avoid any confusion we suggest that it be disclosed whether the board has a formal diversity policy. See Section 407(c)(2)(vi) of Reg S-K applied through Item 22(b)(15)(ii)(A) of Schedule 14A.

Response:

The Board considers many factors, including diversity, when assessing the qualifications of a nominee for director, although the Board has not adopted a formal policy on diversity. Since we are not aware of a requirement under Form N-1A to specifically state whether or not the Board has adopted a formal diversity policy, we do intend to modify our SAI disclosure at this time.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345- 6646, or in my absence, Darrell N. Braman at 410-345-2013 or Vicki Horwitz at 410-577-5024.

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/David Oestreicher

David Oestreicher

Vice President, T. Rowe Price International Funds, Inc.